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For Immediate Release
November 21, 2017

Manulife Completes First Issuance of a Green Bond by a Life Insurer

TORONTO - Manulife Financial Corporation ("Manulife") today announced that it has completed its previously announced offering in Singapore of 500 million Singapore dollars principal amount of 3.00% subordinated notes due November 21, 2029 and having a first call date of November 21, 2024 (the "Notes"). The offering was made pursuant to an offering circular dated November 14, 2017.

The Notes are Manulife's first green bond issuance, with an amount equal to the net proceeds intended to be used to finance or re-finance, in part or in full, new and/or existing Eligible Assets consistent with Manulife's recently released Green Bond Framework (the "Framework")1. The Framework is aligned with the International Capital Market Association's Green Bond Principles 2017, and directs the use of proceeds towards renewable energy, green buildings, sustainably-managed forests, energy efficiency, clean transport, sustainable water management and/or pollution prevention and control.

The Notes are the first green bond issuance by a life insurance company  and by a Canadian issuer certified as Climate Bonds by the Climate Bonds Initiative, an investor-focused not-for-profit organization, promoting large-scale investment in the low-carbon economy.

Manulife, and its subsidiaries, are signatories to several international sustainability initiatives, including Accounting for Sustainability, the United Nations Environment Programme Finance Initiative, the Equator Principles and the United Nations-supported Principles for Responsible Investment.

DBS Bank Ltd., The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Standard Chartered Bank were joint lead managers for the offering.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million

1 The Manulife Green Bond Framework is available at: http://www.manulife.com/Green-Bonds customers. As of September 30, 2017, we had over $1 trillion (US$806 billion) in assets under management and administration, and in the previous 12 months we made $27.1 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

Manulife.com